Exhibit 99.2

235 103rd Street East

Saskatoon, SK S7N 1Y8

Tel: 1.800.979.9794

2025 ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular

Place:	DLA Piper (Canada) LLP Suite 2700, 1133 Melville Street, The Stack Building Vancouver, British Columbia, Canada V6E 4E5

Time:	10:00 a.m. (Vancouver time)

Date:	June 17, 2025

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DRAGANFLY INC.

CORPORATE DATA	Head Office 235 103rd Street East Saskatoon, SK S7N 1Y8

Directors and Officers

Cameron Chell – President, Chief Executive Officer and Director

Scott Larson – Interim Chair and Director

Julie Myers Wood – Director

Kim G.C. Moody – Director

Thomas Modly – Director

Tim Dunnigan – Director

Christopher Miller – Director

Denis Silva – Director

Paul Sun – Chief Financial Officer

Deborah R. Greenberg - Chief Legal and Corporate Services Officer, Corporate Secretary

Paul Mullen, Chief Operating Officer

Registrar and Transfer Agent Endeavor Trust Corporation

Legal Counsel DLA Piper (Canada) LLP

Auditor Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants

Stock Exchange Listing Canadian Securities Exchange under symbol “DPRO” The Nasdaq Stock Market LLC under symbol “DPRO” Frankfurt Stock Exchange under symbol “3U8A”

DRAGANFLY INC.

235 103rd Street East

Saskatoon, SK S7N

Tel: 1.800.979.9794

NOTICE OF ANNUAL General MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Draganfly Inc. (the “Company”) will be held at Suite 2700, 1133 Melville Street, The Stack Building, Vancouver, British Columbia, Canada V6E 4E5 on June 17, 2025 at 10:00 a.m. (Vancouver time), for the following purposes:

1.	To receive the financial statements of the Company for the fiscal year ended December 31, 2024 together with the report of the auditor thereon;

2.	To fix the number of directors of the Company at seven (7);

3.	To elect the directors of the Company for the ensuing year;

4.	To appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration; and,

5.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Accompanying this Notice is the Information Circular and a form of Proxy (including the Financial Statement Request Form). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are unable to attend the Meeting in person, you are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting online via Microsoft Teams at https://www.microsoft.com/en/microsoft-teams/join-a-meeting (Meeting ID: 270 887 178 799 7 and Passcode: 2Kj6Ga7Z).

Shareholders may also attend the Meeting by dialing your local number which can be located at https://dialin.teams.microsoft.com/df1df43d-dc4f-4f50-a77b-b9f70994b16a?id=476638746 (Conference ID: 476 638 746#).

Those who attend the Meeting online or by teleconference are requested to read the notes to the enclosed form of proxy and then to, complete, sign and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the information circular accompanying this Notice.

While registered shareholders are entitled to attend the Meeting in person, we strongly recommend that all shareholders vote by proxy and accordingly ask that registered shareholders read the notes to the enclosed form of Proxy and then complete, sign and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 12th day of May, 2025.

BY ORDER OF THE BOARD

(signed) “Cameron Chell”

President, Chief Executive Officer and Director

DRAGANFLY INC.

235 103rd Street East

Saskatoon, SK S7N 1Y8

Tel: 1.800.979.9794

INFORMATION CIRCULAR

Unless otherwise stated, the information contained in this information circular (this “Information Circular”) is given as at May 12, 2025. Except as otherwise indicated, all dollar amounts in this Information Circular are expressed in Canadian dollars and references to $ are to Canadian dollars. References to US$ are to United States dollars.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Draganfly Inc. (the “Company”) for use at the annual general meeting of shareholders of the Company (and any adjournment thereof) to be held on June 17, 2025 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”).

If you are unable to attend the Meeting in person, you are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting online via Microsoft Teams at https://www.microsoft.com/en/microsoft-teams/join-a-meeting (Meeting ID: 270 887 178 799 7 and Passcode: 2Kj6Ga7Z).

Shareholders may also attend the Meeting by dialing your local number which can be located at https://dialin.teams.microsoft.com/df1df43d-dc4f-4f50-a77b-b9f70994b16a?id=476638746 (Conference ID: 476 638 746#).

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of the Company (“Common Shares”). The cost of any such solicitation will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the board of directors of the Company (the “Board of Directors” or the “Board”).

NOTICE-AND-ACCESS

The Company is sending out proxy-related materials to shareholders using the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and NI 54-101 (together with NI 51-102, the “Notice-and-Access Provisions”). The Company anticipates that use of the Notice-and-Access Provisions will benefit the Company by reducing the postage and material costs associated with the printing and mailing of the proxy-related materials and will also reduce the environmental impact of such actions.

Shareholders will be provided with electronic access to the Notice, this Information Circular, the Company’s amended management’s discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2024 (the “MD&A”) and the amended audited consolidated financial statements of the Company and accompanying notes for the year ended December 31, 2024 (together with the MD&A, the “MD&A and Financials”) together with the auditor’s report thereon on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and at www.draganfly.com.

Shareholders are reminded to review the Information Circular before voting. Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by the Notice-and-Access Provisions and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder). The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Information Circular to some securityholders with a Notice Package.

Shareholders with questions about notice-and-access can call the Company’s transfer agent, Endeavor Trust Corporation (“Endeavor Trust” or the “Transfer Agent”) toll-free at 1-888-787-0888 (Canada and the U.S. only) or direct at (604) 559-8880 (outside Canada and the U.S.). Shareholders may obtain paper copies of the Information Circular and the MD&A and Financials free of charge by calling (604) 559-8880 at any time up until and including the date of the Meeting, including any adjournment or postponement thereof. Any Shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than no later than June 6, 2025 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Under the Notice-and-Access Provisions, meeting materials will be available for viewing at wwww.draganfly.com for one year from the date of posting.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

REGISTERED SHAREHOLDERS

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to Endeavor Trust, by fax (604) 559-8908, or by mail at #702-777 Hornby Street, Vancouver, BC, V6Z 1S4; or

(b)	using the internet through the website of Endeavor Trust at www.eproxy.ca. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Control Number and the password.

A proxy will not be valid unless the completed form of proxy is received by Endeavor Trust not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders may fall into two categories - those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Company is sending meeting materials to Non-Objecting Beneficial Owners with the assistance of Broadridge (as defined herein). The Company does not intend to pay for intermediaries to deliver the meeting materials to Objecting Beneficial Owners. Objecting Beneficial Owners will not receive the materials unless their intermediary assumes the cost of delivery. The Company’s Non-Objecting Beneficial Owners and Objecting Beneficial Owners can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Endeavor Trust at #702-777 Hornby Street, Vancouver, BC, V6Z 1S4 or at the address of the registered office of the Company at Suite 2700, 1133 Melville Street, The Stack Building, Vancouver, British Columbia, Canada V6E 4E5 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons proposed by management of the Company as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	an unlimited number of Common Shares without par value
Issued and Outstanding as at the date hereof:	5,444,793 Common Shares without par value

The Common Shares are the only voting securities of the Company. Only shareholders of record at the close of business on May 2, 2025, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share.

To the knowledge of the Board and executive officers of the Company, as at the date hereof, no persons or companies beneficially own, directly or indirectly or exercise control or direction over shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the ordinary resolutions described herein.

RECEIPT OF FINANCIAL STATEMENTS

The financial statements of the Company for the fiscal year ended December 31, 2024, together with the report of the auditor thereon, will be presented to the shareholders at the Meeting. No vote by the shareholders is required to be taken on the financial statements.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven (7) directors. All of these directors are being nominated for re-election at the Meeting other than Julie Myers Wood who will not be standing for re-election. Shareholders will be asked to fix the number of directors at seven (7) and to elect the seven (7) persons listed below as directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as the nominees of management and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The constating documents of the Company include an advance notice provision. The purpose of the advance notice provision is to provide shareholders, directors, and management of the Company with direction on the procedure for shareholder nomination of directors. The advance notice provision is the framework by which the Company seeks to fix a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. The Company did not receive notice of any director nominations in connection with the Meeting within the time periods prescribed by the Articles. Accordingly, at the Meeting, the only persons eligible to be nominated for election to the Board are the nominees set forth below.

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director (a “proposed director”), the province or state and country of residence, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of Common Shares beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

Name, Position, Province or State and Country of Residence(1)	Principal Occupation(1)	Director Since	Number of Common Shares beneficially owned or directly or indirectly controlled(2)
Cameron Chell President, CEO and Director British Columbia, Canada	Chief Executive Officer of the Company since August 2019; President, Chairman and co-founder of MetaWorks Platforms Inc. from November 2017 to December 2024; Chief Executive Officer and co-founder of Business Instincts Group Inc., a Calgary-based Venture Creation Firm, from 2009 to 2021. Chairman at WEconnect, WEconnect Health is a Seattle-based digital mental and behavioural health company.	Aug 14, 2019	10,367

Scott Larson(4) Interim Chair and Director British Columbia, Canada	Former President of the Company from July 2020 to April 2022; current co-founder and CEO of SpaceAlpha Insights, a new space company building out Synthetic Aperture Radar for space-based earth observation and geospatial analysis; current CEO of CO2 Lock Corp, a climate tech company focused on providing permanent in-situ storage of CO2 through mineralization; former Chief Executive Officer of Kater Technologies, a Vancouver-based mobility as a service (MaaS) company building out an integrated intermodal transportation platform incorporating public transportation, buses, taxis and ride hailing vehicles into a single service; former CEO and co-founder of Helios Wire, a satellite company building out a space-enabled IoT/M2M network, from 2016 to 2019; and former Chief Executive Officer and founder of UrtheCast Corp. from 2010 to 2015.	Aug 14, 2019	3,391

Kim G.C. Moody(3)(5) Director Alberta, Canada	Chartered Professional Accountant, Registered Trust and Estate Practitioner and a tax specialist practicing in Calgary as the founder with Moodys Private Client Law LLP / Moodys Private Client LLP and Moodys Tax (a division of Moodys Private Client Law LLP). Former Chair and Former Deputy Chair of the Board, Former Treasurer, as well as Former Chair of the Technical Committee for the Society of Trust and Estate Practitioners of Canada (“STEP”). Former Chair of the Canadian Tax Foundation and former co-Chair of the Joint Committee on Taxation of the Canadian Bar Association and CPA Canada. Recipient of the Queen Elizabeth II Diamond Jubilee Medal (2012), the Business in Calgary 2012 Leader of Tomorrow Award, and in 2013 was conferred the Fellow of the Chartered Accountants of Alberta designation and STEP Worldwide Founders Award.	July 18, 2024	Nil

Thomas Modly(3) Director Florida, United States	Independent consultant and author; former Acting Secretary of the Navy and the 33rd Under Secretary of the Navy	July 25, 2024	Nil

Tim Dunnigan(4) Director Florida, United States	CEO and President of MMS Products, Inc.; founder of CaptureTec, LLC, co-founder of Talon Aerolytics, Inc.	July 25, 2024	Nil

Christopher Miller Director Virginia, United States	Executive at DZYNE Technologies, a private autonomous flight company, since 2022. Former consultant (2021-2022); former acting U.S. Secretary of Defense (2020-2021); former Director of the National Counterterrorism Center (2020); former Assistant Secretary of Defense for Special Operations and Low-Intensity Conflict (2020).	March 19, 2025	Nil

Denis Silva(4)(5) Director British Columbia, Canada	Corporate Finance and M&A partner with the law firm DLA Piper (Canada) LLP since July 2020; and partner at the law firm Gowling WLG (Canada) LLP from 2015 to 2020.	Aug 14, 2019	996

Notes:

(1)	The information as to the province or state, and applicable country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	The information as to the Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)	Denotes member of the Audit Committee. Kim G.C. Moody is the chair of the Audit Committee.
(4)	Denotes member of the Nominating and Corporate Governance Committee. Scott Larson is the chair of the Nominating and Corporate Governance Committee.
(5)	Denotes member of the Compensation Committee. Julie Myers Wood is currently the chair of the Compensation Committee.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed herein, none of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company, including the Company, that: (i) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of 30 consecutive days, that was issued after the person ceased to be a director, chief executive officer or chief financial officer in the company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	is as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of the proposed director.

None of the proposed directors (or any of their personal holding companies) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority after January 1, 2001; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

NEOs

For the purposes of this Information Circular, a “Named Executive Officer”, or “NEO”, means each of the following individuals:

(a)	each individual who, during any part of the Company’s financial year ended December 31, 2024, served as chief executive officer (“CEO”) of the Company, including an individual performing functions similar to a CEO;

(b)	each individual who, during any part of the Company’s financial year ended December 31, 2024, served as chief financial officer (“CFO”) of the Company, including an individual performing functions similar to a CFO;

(c)	the most highly compensated executive officers of the Company and its subsidiaries, other than the individuals identified in paragraphs (a) and (b), as at December 31, 2024 whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6, for the financial year ended December 31, 2024; and

(d)	each individual who would be a NEO under paragraph (c) above but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, as at December 31, 2024.

Based on the foregoing definitions, the Company had four (4) Named Executive Officers: Cameron Chell, the Company’s CEO, Paul Sun, the Company’s CFO, Deborah R. Greenberg, the Chief Legal and Corporate Services Officer and Paul Mullen, the Chief Operating Officer.

Compensation Committee - Overview

The Compensation Committee is responsible for ensuring that the Company has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, as well as stock option (“Option”) grants, and restricted share unit (“RSU”) grants to the directors, officers, employees and consultants pursuant to the Company’s share compensation plans. The Share Compensation Plan (as defined below) assists the Company in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Company’s NEOs. See the section below entitled “Incentive Plan Awards – Share Compensation Plan” for details.

The Compensation Committee consists of Julie Myers Wood (Chair), Kim G.C. Moody and Denis Silva, all of whom were affirmatively determined by the Board to be independent (outside, non-management) directors, other than Scott Larson, the former President of the Company. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration for companies within the Company’s peer group. The Board will be assessing a replacement independent director to fill the vacancy created by Ms. Wood that meets the aforementioned objectives.

Compensation Committee - Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

1.	assist the Company in attracting and retaining high caliber executives;

2.	align the interests of executives with those of the shareholders of the Company;

3.	reflect the executive’s performance, expertise, responsibilities and length of service to the Company; and

4.	reflect the Company’s current state of development, performance and financial status.

The Company’s executive compensation program is intended to provide an appropriate overall compensation package that permits the Company to attract and retain highly qualified and experienced senior executives and to encourage superior performance by the Company. The Company’s compensation policies are intended to motivate individuals to achieve and to award compensation based on corporate and individual results. The compensation of the Company’s executive officers is established based on a relatively equal weighing of each of these considerations.

The Compensation Committee is responsible for administering the Company’s compensation policies and practices and considering all risks associated with them. The Compensation Committee ensures that the Company’s compensation policies and practices are balanced in that they will motivate employees, be cost effective, while at the same time ensuring market competitiveness to attract and retain high quality employees. No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Company does not have a pension plan benefit program nor a non-equity incentive plan in place. Therefore, there were no payments or benefits in connection with a defined benefit or a defined contribution plan and no annual incentive plan or long term incentive plan awards offered to the Named Executive Officers during the Company’s most recently completed financial year.

Compensation Consultants

The Compensation Committee has the authority to retain and receive advice from compensation consultants or advisors to carry out its duties. In January 2023, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”) as an independent compensation advisor with a mandate to review and make recommendations regarding the Company’s compensation arrangements for its executive team and to recommend changes to align pay elements and strategy with both current market practices and the Company’s long-term business strategy. The reports containing Hugessen’s recommendations were used by the Compensation Committee to guide and assist it in determining annual base salaries, and their recommendations will be used to guide and assist in determining the bonuses and equity-based compensation for the executive team.

The following table illustrates the aggregate fees billed by Hugessen for services provided during the two most recently completed financial years:

Nature of Fee	December 2024 ($)	December 2023 ($)
Executive Compensation-Related Fees	Nil	15,900
All Other Fees	Nil	Nil

Compensation Components

The compensation of the Company’s NEOs is comprised primarily of (i) base salary, (ii) short-term incentives in the form of cash bonuses, and (iii) long-term incentives in the form of Option grants and RSU grants under the Share Compensation Plan.

In establishing levels of compensation, the NEO’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executive officers of other companies of comparable size and development are considered as well as taking into account the financial and other resources of the Company.

In assessing compensation levels, the Compensation Committee also relies on the experience of its members as officers and directors of other companies that are similar in size to the Company. The purpose of this comparison to other companies is to:

1.	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

2.	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

3.	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Base Salary

The Compensation Committee performs an annual assessment of all NEO compensation levels. The review for each NEO is based on an assessment of factors such as:

1.	current competitive market conditions;

2.	compensation levels for companies within the Company’s peer group; and

3.	particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO, CFO and other NEOs.

Short-term Incentives

Awards under the Company’s short-term incentive plan are made by way of cash bonuses, which are based on the performance of the executive against predetermined individual performance objectives and the performance of the Company against predetermined annual corporate performance objectives. The Compensation Committee recommends, and the Board approves, short-term incentives for each NEO.

The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Company that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual short-term incentives for the NEOs.

Long Term Compensation

The Company’s long-term incentive program is also designed to align the interests of the executives with those of its shareholders. In 2023, these incentives consisted of two share-based compensation components: Options and RSUs. The long-term incentive award value for each Named Executive Officer is dependent on the officer’s role, experience, performance, and peer market data.

Options and RSUs are granted under the Share Compensation Plan to directors, executive officers, employees, consultants and other service providers of the Company and are intended to align such individual’s and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Share Compensation Plan rewards overall corporate performance, as measured through the price of shares in the Company. In addition, the Share Compensation Plan enables executives to develop and maintain a significant ownership position in the Company. See also “Incentive Plan Awards – Share Compensation Plan”.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to the NEOs for the financial years ended December 31, 2024, 2023 and 2022:

						Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year Ended Dec 31	Salary ($)		Share-Based Awards ($)(1)(2)	Option-Based Awards ($)(3)(4)	Annual Incentive Plans(5)	Long-Term Incentive Plans	Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
Cameron Chell(6)(7)	2024	434,562		259,001	Nil	53,125	Nil	Nil	Nil	746,688
President, CEO	2023	408,333		287,020	Nil	Nil	Nil	Nil	Nil	695,353
and Director	2022	425,000		252,000	Nil	148,750	Nil	Nil	Nil	825,750

Paul Sun	2024	273,006		162,713	Nil	46,725	Nil	Nil	Nil	484,448
CFO	2023	262,096		144,640	Nil	Nil	Nil	Nil	Nil	406,736
	2022	250,995		151,200	Nil	59,400	Nil	Nil	Nil	461,595

Paul Mullen	2024	255,625		152,353	Nil	43,750	Nil	Nil	Nil	453,603
Chief Operating	2023	238,461		135,600	Nil	Nil	Nil	Nil	Nil	374,061
Officer	2022	199,402		151,200	Nil	123,900	Nil	Nil	Nil	474,502

Deborah R. Greenberg	2024	306,750		182,824	Nil	63,750	Nil	Nil	Nil	553,324
Chief Legal and	2023	292,788		162,720	Nil	Nil	Nil	Nil	Nil	455,508
Corporate Services Officer	2022	126,923	(8)	206,250	Nil	68,750	Nil	Nil	Nil	401,923

Notes:

(1)	”Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.
(2)	Based on the number of RSUs granted multiplied by the market price of the underlying Common Shares on the grant date. This methodology was chosen in order to be consistent with industry.
(3)	”Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.

(4)	This does not represent cash paid to the individual. This figure is based on the grant date fair value of the Options. The grant date fair value was determined in accordance with IFRS. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements and since the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. The key assumptions of this valuation include current market price of the stock, exercise price of the option, option term, risk-free interest rate, dividend yield of stock and volatility of stock return. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(5)	Represents annual cash bonus awards that are declared annually. See “Short-term Incentives” above. The Company does not have a formal bonus plan and the amount of bonuses paid is not set in relation to any formula or specific criteria but is a result of a subjective determination by the Compensation Committee and the Board based on performance metrics set by the Board at the beginning of a financial year. As of May 12, 2025, the annual cash bonus awards for the executive officers of the Company for the year ended December 31, 2024 have not been approved by the Board. The Compensation Committee and the Board have reviewed evaluations in connection with annual cash bonuses. Any payment of annual cash bonuses for the year ended December 31, 2024 remains subject to the Board’s sole and absolute discretion based on its assessment of the financial position of the Company.
(6)	Mr. Chell did not receive any additional compensation for serving as director of the Company.
(7)	Mr. Chell provides his services through the Chell Consulting Agreement (as defined below). See below “Termination and Change of Control Benefits”.
(8)	This amount reflects that Deborah R. Greenberg began working at the Company on July 4, 2022.

Incentive Plan Awards

Share Compensation Plan

The Canadian Securities Exchange (“CSE”) Policy 6 “Distributions & Corporate Finance” mandates securityholder approval of security based compensation arrangements within three years after institution and within every three years thereafter. The Company’s share compensation plan (the “Share Compensation Plan”), was previously approved by securityholders on June 21, 2023, which approval shall be effective until June 21, 2026. No shareholder approval of the Share Compensation Plan is being sought at the Meeting. However, the information below has been provided as a summary of the Share Compensation Plan.

The Share Compensation Plan is a “rolling” plan prepared in accordance with the policies of the CSE, pursuant to which the maximum number of Common Shares issuable under the Share Compensation Plan and any other share compensation arrangement of the Company including the RSUs that may be awarded under the Share Compensation Plan, is 15% of the Common Shares then issued and outstanding.

The Share Compensation Plan provides participants (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Eligible Persons

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) or a corporation that is not a U.S. Person that: (a) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to an offer or sale of securities of the Company in a capital raising transaction, or services that promote or maintain a market for the Company’s securities; (b) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (c) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (d) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company).

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the Board or the compensation committee of the Board, if applicable. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the CSE.

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options under the Share Compensation Plan are subject to a number of restrictions:

(a)	the total number of Common Shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements of the Company cannot exceed 15% of the Common Shares then outstanding; and

(b)	the aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Company for the sale of the securities) or amount of Common Shares issued during any consecutive 12 month period will not exceed the greatest of the following: (i) US$1,000,000; (ii) 15% of the total assets of the Company, measured at the Company’s most recent balance sheet date; or (iii) 15% of the outstanding amount of the Common Shares, measured at the Company’s most recent balance sheet date.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Restricted Share Units

The total number of Common Shares that may be issued on exercise of Options and RSUs, together with any other share compensation arrangements of the Company, shall not exceed 15% of the number of issued and outstanding Common Shares from time to time.

Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s account multiplied by the volume weighted average price of the Common Shares traded on the CSE for the five (5) consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s account will be, duly issued as fully paid and non assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time based vesting provisions as a component of the Company’s annual incentive compensation program, and performance based vesting provisions as a component of the Company’s long term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any vested RSUs will be issued, and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting; and unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement). Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, the pro rata portion of any unvested performance based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issued on exercise of Options and RSUs, together with any other share compensation arrangements of the Company, shall not exceed 15% of the number of issued and outstanding Common Shares from time to time.

Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility, through the amendment provisions in the Share Compensation Plan, to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

Vesting Provisions

The Share Compensation Plan provides that the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option agreement will disclose any vesting conditions prescribed by the Administrators.

Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the termination of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Market Price on the date of grant. “Market Price” is defined in the Share Compensation Plan, as of any date, the closing price of the Common Shares on the CSE for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Unless otherwise determined by the Board, in the event of a change of control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event, including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall:

(a)	not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants;

(b)	be subject to any regulatory approvals including, where required, the approval of the CSE or the Nasdaq; and

(c)	be subject to shareholder approval, where required, by the requirements of the CSE or the Nasdaq, provided that shareholder approval shall not be required for the following amendments:

(i)	amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or Exchange and any amendment to the Share Compensation Plan or a RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii)	a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv)	a change to the termination provisions of any Option or RSU (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date;

(v)	the introduction of features to the Share Compensation Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi)	the amendment of the Share Compensation Plan as it relates to making lump sum payments to Participants upon the vesting of the RSUs; and

(vii)	the amendment of the cashless exercise feature set out in the Share Compensation Plan.

(d)	be subject to disinterested shareholder approval in the event of any reduction in the exercise price of any Option granted under the Share Compensation Plan to an insider Participant.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(e)	increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(f)	increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(g)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(h)	extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(i)	amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

2024 Option and RSU Grants

The following table sets out the number of Options and RSUs granted by the Company under the Share Compensation Plan during the year ended December 31, 2024.

Type of Award	Number of Awards	Date of Grant	Issue Price ($)
Options	Nil	N/A	N/A
RSUs	185,218(1)	May 20, 2024	9.00(1)

Note:

(1)	Presented on a post-consolidation basis following the Company’s consolidation of its issued and outstanding Common Shares on the basis of one post-consolidated Common Share for every 25 pre-consolidated Common shares which was given effect on September 5, 2024.

Approval of Share Compensation Plan

The CSE mandates securityholder approval of the Share Compensation Plan within three years after institution and within every three years thereafter. The Share Compensation Plan was previously approved by securityholders on June 21, 2023, which approval shall be effective until June 21, 2026. No shareholder approval of the Share Compensation Plan is being sought at the Meeting.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each Named Executive Officer all awards outstanding at the end of the financial year ended December 31, 2024, including awards granted before the most recently completed financial year.

	Option-Based Awards				Share-Based Awards(2)
Name and Title	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(1) ($)	Number of Shares or Units of Shares that have not vested (#)		Market or Payout Value of Share-Based Awards that have not vested ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
Cameron Chell	2,000	62.50	October 30, 2029	Nil	3,387	(3)	19,813.95	Nil
President, CEO and Director					28,824		168,620.40
Paul Sun	1,333	62.50	October 30, 2029	Nil	1,707	(3)	9,985.95	Nil
CFO					18,108		105,931.80	Nil
Paul Mullen	400	253.75	April 27, 2031	Nil	1,600	(3)	9,360.00	Nil
Chief Operating Officer					16,955		99,186.75	Nil
Deborah R. Greenberg	Nil	N/A	N/A	N/A	1,920	(4)	11,232.00	11,232.00	(4)
Chief Legal and Corporate Services Officer					20,346		119,024.10	Nil

Notes:

(1)	Calculated based on the difference between the closing price of $5.85 per Common Share on the CSE on December 31, 2024, the last day the Common Shares were traded before the year end, and the exercise price of the option-based award, multiplied by the number of Common Shares available for the purchase under the option-based award.

(2)	The value of share-based awards that have not vested has been calculated using the closing price of the Common Shares on the CSE on December 31, 2024 of $5.85.

(3)	These RSUs vested in March 2025 and the vested shares were issued in April 2025.

(4)	These RSUs vested on September 3, 2024 and the vested shares were issued on April 14, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards, the value of share-based awards which vested during the financial year ended December 31, 2024, and the non-equity incentive plan compensation earned during the financial year ended December 31, 2024 by the Named Executive Officers.

Name and Title	Option-Based Awards - Value vested during the year ($)(1)	Shares-Based Awards - Value vested during the year ($)(2)		Non-equity incentive plan compensation - Value earned during the year ($)(3)
Cameron Chell	N/A	14,210.15	(4)	Nil
President, CEO and Director
Paul Sun	N/A	7,636.72	(5)	Nil
CFO
Paul Mullen	N/A	6,950.23	(6)	Nil
Chief Operating Officer
Deborah R. Greenberg	N/A	48,315.84	(7)	Nil
Chief Legal and Corporate Services Officer

Notes:

(1)	Based on the difference between the market price of the Options at the vesting date and the exercise price.

(2)	Based on the number of RSUs multiplied by the market price of the underlying Common Shares on the vesting date.

(3)	Represents annual cash bonus awards that are declared and paid annually. See “Short-term Incentives” above. As of May 12, 2025, the annual cash bonus awards for the executive officers of the Company for the year ended December 31, 2024 have not been approved by the Board. The Compensation Committee and the Board have reviewed evaluations in connection with annual cash bonuses. Any payment of annual cash bonuses for the year ended December 31, 2024 remains subject to the Board’s sole and absolute discretion based on its assessment of the financial position of the Company.

(4)	The value vested has been calculated using the closing market price of the underlying shares on the vesting date: September 3, 2024. This number represents the total vested value of the RSUs awarded to Mr. Chell and to 1502372 Alberta Ltd., Mr. Chell’s wholly-owned company. The vested shares were issued on September 16, 2024.

(5)	The value vested has been calculated using the closing market price of the underlying shares on the vesting date: September 3, 2024. The vested shares were issued on September 16, 2024.

(6)	The value vested has been calculated using the closing market prices of the underlying shares on the vesting dates: April 30, 2024 and September 3, 2024. The vested shares were issued on April 30, 2024 and September 16, 2024.

(7)	The value vested has been calculated using the closing market prices of the underlying shares on the vesting dates: January 26, 2024, March 1, 2024 (Certain RSUs vested on March 3, 2024, which was not a trade date. Closing price of March 1, 2024, being the closing price of the last trade day before the vesting date has been used to calculate that portion of the vested value) and September 3, 2024. The vested shares were issued on January 29 and April 5, 2024. Common Shares related to RSUs vested on September 3, 2024 were issued on April 14, 2025.

Pension Plan Benefits

The Company does not have a pension plan or similar benefit program.

Management Contracts

On August 1, 2019, the Company entered in a business services agreement (the “Business Services Agreement”) with Business Instincts Group Inc., a company that Cameron Chell, President and CEO, has a material interest in and that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the agreement and are settled on a monthly basis. The Company records these charges under professional fees. For the year ended December 31, 2024, the Company incurred fees of $273,475, compared to $429,766 in 2023, and $442,485 in 2022 in connection with the Business Services Agreement.

Termination and Change of Control Benefits

The Company is not a party to any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company, its subsidiaries or affiliates or a change in a Named Executive Officer’s responsibilities, other than as described below.

The Company’s consulting agreement, as amended, (the “Chell Consulting Agreement”) with 1502372 Alberta Ltd. (the “Consultant”) and Cameron Chell requires the Company to pay monthly fees of C$36,479.16 (amounting to C$437,750 annually) for the provision by of executive services by the Consultant to the Company, and in this regard, has Cameron Chell hold the position of President and Chief Executive Officer of the Company and contains the following provisions: (a) where termination notice is given by the Company, other than for certain specified reasons as set out in the Chell Consulting Agreement, the Company shall give the Consultant at least 60 days’ advance notice in writing; and (b) where termination is given by the Consultant, the Consultant shall give the Company 60 days’ advance notice in writing. If the Chell Consulting Agreement is terminated pursuant to either (a) or (b) above, then the Consultant will be entitled to the fees earned to the effective date of termination and any expenses incurred on behalf of the Company prior to the effective date of termination which are otherwise reimbursable by the Company pursuant to the terms of the Chell Consulting Agreement. The Consultant is also entitled a bonus as determined by the Compensation Committee equal to 100% of the Consultant annual fees. The Consultant is a private company controlled by Cameron Chell. During the year ended December 31, 2021, the Company and the Consultant entered into an amending agreement to the Chell Consulting Agreement to increase the monthly fees from US$14,166.67 (amounting to US$170,000 annually) to C$35,416.67 (amounting to C$425,000 annually). During the year ended December 31, 2022 the Company and the Consultant entered into an additional amending agreement appointing Mr. Chell as President of the Company and expanding the scope of the services to reflect this new role.

The Company’s employment agreement, as amended, (the “Sun Agreement”) with Paul Sun requires the Company pay (a) an annual base salary of C$275,010 and (b) as determined by the Company’s Compensation Committee, an annual bonus of up to the base salary, for the provision of executive services as Chief Financial Officer to the Company. If the Sun Agreement is terminated by the Company without just cause, Mr. Sun will be entitled to remuneration in the amount equal the base salary and Mr. Sun’s last bonus earned divided by 12 and multiplied by six. Mr. Sun is also entitled to receive a lump sum payment equal to 18 months of his base salary and average bonus upon a change of control of the Company.

The Company’s employment agreement, as amended, (the “Mullen Agreement”) with Paul Mullen requires the Company to pay (a) an annual base salary of C$257,500 and (b) as determined by the Company’s Compensation Committee, an annual bonus, for the provision of executive services as Chief Operating Officer to the Company. If the Company terminates the Mullen Agreement without cause, Mr. Mullen is entitled to severance equaling to the his annual salary earned to the date of cessation of employment, all earned but unpaid bonus payment, any outstanding vacation and reimbursement of final expenses, and an additional lump sum payment equaling to three (3) months salary. If Mr. Mullen is terminated without cause within twelve (12) months of a change of control, then Mr. Mullen is entitled to a lump sum payment equal to twelve (12) months of his annual salary and average performance bonus.

The Company’s employment agreement, as amended, (the “Greenberg Agreement”) with Deborah Greenberg requires the Company to pay (a) an annual base salary of C$309,000 and (b) as determined by the Company’s Compensation Committee, an annual bonus, for the provision of executive services as Chief Legal and Corporate Services Officer to the Company. If the Greenberg Agreement is terminated by the Company without just cause, Ms. Greenberg will be entitled to remuneration in the amount equal the base salary and Ms. Greenberg’s last bonus payable on a pro-rata basis. Mrs. Greenberg is also entitled to receive a lump sum payment equal to 18 months of her base salary and the greater of her targeted annual performance bonus multiplied by a factor of 1.5 or the average performance bonus paid to her over the two year period to the change of control of the Company.

The amounts payable by the Company to the NEOs pursuant to their respective consulting or employment agreements in connection with certain termination scenarios as at the date of this Information Circular are estimated as follows:

Name and Principal Position	Termination without Cause ($)	Change of Control with Termination ($)
Paul Sun	160,867.50	482,602.50
Chief Financial Officer
Cameron Chell	Nil	Nil
Chief Executive Officer
Deborah R. Greenberg	372,750	927,000
Chief Legal and Corporate Services Officer
Paul Mullen	64,375	301,250
Chief Operating Officer

Director Compensation

The Company currently has eight directors and one, being Cameron Chell, is a Named Executive Officer. For a description of the compensation paid to Cameron Chell, see “Statement of Executive Compensation”.

General

Through the Compensation Committee, the Board is responsible for the development and implementation of a compensation plan for the non-executive directors of the Company. The main objectives of the compensation plan for the non-executive directors are to attract and retain the services of the most qualified individuals and to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that is similar to the compensation paid to directors of a peer group of companies.

To meet and maintain these objectives, the Compensation Committee annually performs a review of the non-executive directors’ compensation plan, which includes reviewing the compensation paid to directors of an industry specific peer group. The Compensation Committee then recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval. Non-executive directors are eligible to participate in the Share Compensation Plan, which was adopted effective August 19, 2019 and amended effective April 14, 2021 and June 21, 2023.

Directors’ Summary Compensation Table

The following table sets forth for the financial year ended December 31, 2024, information concerning the compensation paid to the non-executive directors.

Name	Fees Earned ($)	Share-Based Awards ($)(1)(2)	Option-Based Awards ($)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)		Total ($)
Scott Larson	93,369	53,915	Nil	Nil	Nil	116,266	(5)	263,550
Julie Myers Wood	76,738	53,915	Nil	Nil	Nil	Nil		130,653
Kim G.C. Moody	37,512	Nil	Nil	Nil	Nil	Nil		37,512
Tim Dunnigan	31,748	Nil	Nil	Nil	Nil	Nil		31,748
Thomas Modly	31,748	Nil	Nil	Nil	Nil	Nil		31,748
Christopher Miller	Nil	Nil	Nil	Nil	Nil	Nil		Nil
Denis Silva	74,560	53,915	Nil	Nil	Nil	Nil		128,475
Olen Aasen(6)	66,499	53,915	Nil	Nil	Nil	Nil		120,414
Andrew Hill Card, Jr(6)	38,976	53,915	Nil	Nil	Nil	Nil		92,891
John M. Mitnick(6)	59,963	53,915	Nil	Nil	Nil	Nil		113,878

Notes:

(1)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2)	Based on the number of RSUs granted multiplied by the market price of the underlying Common Shares on the grant date.

(3)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.

(4)	This does not represent cash paid to the individual. This figure is based on the grant date fair value of the Options. The grant date fair value was determined in accordance with IFRS. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements and since the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. The key assumptions of this valuation include current market price of the stock, exercise price of the option, option term, risk-free interest rate, dividend yield of stock and volatility of stock return. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(5)	Mr. Larson did receive consulting fees for services provided to the Company.

(6)	Former Director of the Company.

Directors’ Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each person who was a non-executive director during the last completed financial year of the Company, all awards outstanding at the end of the financial year ended December 31, 2024, including awards granted before the most recently completed financial year.

	Option-Based Awards				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(1) ($)	Number of Shares or Units of Shares that have not vested (#)		Market or Payout Value of Share-Based Awards that have not vested(2) ($)	Market or Payout Value of vested Share-Based Awards not paid out or distributed ($)
Scott Larson	2,000	62.50	October 30, 2029	Nil	587	(3)	3,433.95	Nil
	4,000	80	July 3, 2025		6,000		35,100.00
Julie Myers Wood	1,200	96.25	April 30, 2030	Nil	587	(3)	3,433.95	Nil
	1,034	121	September 9, 2026		6.000		35,100.00	Nil
Kim G.C. Moody	Nil	N/A	N/A	Nil	Nil		Nil	Nil
Tim Dunnigan	1,200	15.65	November 9, 2033	Nil	Nil		Nil	Nil
Thomas Modly	Nil	N/A	N/A	Nil	Nil		Nil	Nil
Christopher Miller	Nil	N/A	N/A	Nil	Nil		Nil	Nil
Denis Silva	666	62.50	October 30, 2029	Nil	587	(3)	3,433.95
					6,000		35,100.00	Nil

Notes:

(1)	Calculated based on the difference between the closing price of $5.85 per Common Share on the CSE on December 31, 2024, the last day the Common Shares were traded before the year end, and the exercise price of the option-based award, multiplied by the number of Common Shares available for the purchase under the option-based award.

(2)	The value of share-based awards that have not vested has been calculated using the closing price of the Common Shares on the CSE on December 31, 2024 of $5.85.

(3)	These RSUs vested subsequent to the December 31, 2024 financial year end, and the vested shares were issued on April 14, 2025.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each person who was a non-executive director during the last completed financial year of the Company, the value of option-based awards and the value of share-based awards which vested during the financial year ended December 31, 2024. No non-equity incentive plan compensation was earned during the financial year ended December 31, 2024 by the non-executive directors.

Name and Title	Option-Based Awards - Value vested during the year ($)(1)	Shares-Based Awards - Value vested during the year ($)(2)		Non-equity incentive plan compensation - Value earned during the year ($)(3)
Scott Larson	Nil	5,600.15	(4)	Nil
Julie Myers Wood	Nil	3,141.32	(5)	Nil
Kim G.C. Moody	Nil	Nil		Nil
Tim Dunnigan	Nil	Nil		Nil
Thomas Modly	Nil	Nil		Nil
Christopher Miller	Nil	Nil		Nil
Denis Silva	Nil	2,216.72	(4)	Nil
Olen Aasen	Nil	12,288.25	(6)	Nil
Andrew Hill Card, Jr	Nil	2,126.72	(7)	Nil
John M. Mitnick	Nil	Nil		Nil

Notes:

(1)	Based on the difference between the market price of the Options at the vesting date and the exercise price.

(2)	Based on the number of RSUs multiplied by the market price of the underlying Common Shares on the vesting date.

(3)	Represents annual cash bonus awards that are declared and paid annually.

(4)	The value vested has been calculated using the closing market price of the underlying shares on the vesting date: September 3, 2024. The vested shares were issued on September 16, 2024.

(5)	The value vested has been calculated using the closing market prices of the underlying shares on the vesting dates: September 3, 2024 and 9, 2024. The vested shares were issued on September 10, 2024.

(6)	The value vested has been calculated using the closing market price of the underlying shares on the accelerated vesting date: October 8, 2024. The vested shares were issued on October 8, 2024.

(7)	The value vested has been calculated using the closing market price of the underlying shares on the vesting date: September 3, 2024. The vested shares were issued on September 10, 2024.

Performance Graph

The following graph shows the change in the value of $100 invested in our Common Shares between November 5, 2019 and December 31, 2024, compared to $100 invested in the CSE Composite Index.

The trend in the performance graph does not correlate to the trend of the compensation paid to the NEOs. As described under “Compensation Components”, base salaries reflect each executive officer’s primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. The Company has concluded that management must be compensated based on competitive market conditions and the value of the services provided, irrespective of Common Share price movements. Options and RSUs granted pursuant to the Share Compensation Plan each form a significant portion of compensation, and therefore total compensation for the Named Executive Officers is affected by increases or decreases in the price of the Common Shares as the value of such Options and RSUs changes as the Company’s share price changes.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s disclosure with respect to Corporate Governance Practices is set forth in Schedule A hereto.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	218,703	(1)	$25.48	(2)	595,466	(1)
Equity Compensation Plans Not Approved By Shareholders	Nil		N/A		Nil
Total:	218,703		$25.48		595,466

Notes:

(1)	As at December 31, 2024, there were 31,604 Options and 187,099 RSUs outstanding. Pursuant to the Share Compensation Plan, the maximum number of Options and RSUs that may be granted and awarded shall not exceed 15% of the outstanding Common Shares from time to time. The number of securities remaining available for future issuance in column (c) has been calculated based on 5,427,795 Common Shares outstanding as at December 31, 2024, leaving a total of 595,466 securities remaining available for issue under the Share Compensation Plan.

(2)	This number reflects an average of (i) the weighted-average exercise price of approximately $112.05 for 31,604 Options; and (ii) the weighted-average deemed value of approximately $10.85 for 187,099 RSUs which has been calculated based on 16,998 RSUs awarded on May 29, 2023 at the deemed price of $28.25 (equivalent to $1.13 prior to the September 5, 2024 share consolidation) each and 170,101 RSUs awarded on May 20, 2024 at the deemed price of $9.1125 (equivalent to $0.3645 prior to the September 5, 2024 share consolidation) each.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, Common Shares, or exercising control or direction over Common Shares, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since the commencement of the Company’s most recently completed financial year any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors of the Company, at a remuneration to be determined by the directors. Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, were first appointed auditors of the Company on October 22, 2019.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth below, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca “Company Profiles – Draganfly Inc.” The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above.

Also see “Audit Committee” in the Company’s Form 20-F, as amended, for the financial year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, for information relating to the Audit Committee, including its mandate and composition and fees paid to the Company’s auditors.

Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company c/o Corporate Services Department, DLA Piper (Canada) LLP, Suite 2700, 1133 Melville Street, The Stack Building, Vancouver, British Columbia, Canada V6E 4E5 at telephone number (604) 687-9444.

Schedule A

DRAGANFLY INC.
CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101, entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. Information presented in this Schedule A is as of May 12, 2025.

The prescribed corporate governance disclosure for the Company is that contained in Form 58 101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

Set out below is a description of the Company’s current corporate governance practices, relative to the Form 58-101F1 Disclosure.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The following directors of the Company are independent (for purposes of NI 58-101):

Kim G.C. Moody

Thomas Modly

Tim Dunnigan

Christopher Miller

Denis Silva

The following directors of the Company that are not director nominees to be elected at the Meeting are independent (for purposes of NI 58-101):

Julie Myers Wood

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Cameron Chell is not independent as he is the President and Chief Executive Officer of the Company and Scott Larson is not independent as he was the President of the Company within the last three years.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the current directors of the Company (six of the eight) are independent.

Assuming all of the proposed director nominees are elected at the Meeting, a majority of the directors of the Company (five of the seven) will be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Director	Other Reporting Issuers
Denis Silva	The Good Flour Corp., O Rei Resources Corp., Kobe Resources Ltd., and Green Mountain Resources Ltd.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board takes steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. One of the responsibilities of the Chairman of the Board is to provide leadership to the independent directors and to ensure that the policies and procedures adopted by the Board allow it to function independently of management. Matters that require decision making and evaluation that is independent of management and non-independent directors may arise at the meetings of the Board and the committees of the Board. Such matters require a portion of the meeting to be conducted without the presence of management and non-independent directors. At every Board meeting in which these matters arise, including special meetings, the Board holds “ in-camera” sessions among the independent directors, without management present so that these matters can be addressed.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company’s Board is led by Scott Larson, who is a non-independent Chair due to the fact that he has been an executive officer of the Company within the last three years or was not otherwise independent due to compensation received from the Company as determined in accordance with National Instrument 52-110 - Audit Committees. As Chair of the Board, Mr. Larson is principally responsible for overseeing the operations and affair of the Board. To provide leadership and autonomy for the Company’s independent directors, the independent directors will from time to time hold meetings, or portions of such meetings, at which neither non-independent directors nor officers of the Company are in attendance.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each of the directors of the Company for meetings and committee meetings held during the financial year ended December 31, 2024 was as follows:

Name	Board Meetings Attended/Held	Audit Committee Meetings Attended/Held	Compensation Committee Meetings Attended/Held	Nominating and Corporate Governance Committee Meetings Attended/Held
Cameron Chell	11/11	N/A	N/A	N/A
Scott Larson	11/11	N/A	1/1	N/A
Julie Myers Wood	11/11	4/4	N/A	N/A
Denis Silva	8/11	N/A	1/1	N/A
Kim G.C. Moody(1)	2/2	2/2	N/A	N/A
Thomas Modly(2)	2/2	1/2	N/A	N/A
Tim Dunnigan(3)	2/2	N/A	0/1	N/A
Christopher Miller(4)	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Moody became a director on July 18, 2024

(2) Mr. Modly became a director on July 25, 2024

(3) Mr. Dunnigan became a director on July 25, 2024

(4) Mr. Miller became a director on March 19, 2025

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached hereto as Appendix “ A” .

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board does not have written position descriptions for the Chairman of the Board or the chair of each committee of the Board, however, the Company’s various charters do touch upon the role and responsibilities of the chairs of each committee of the Board. The Chairman of the Board has a responsibility to the Company and the shareholders to act in accordance with best practices of corporate governance. The Chairman of the Board, and the Board as a whole, encourage the chairs of each committee to act in accordance with best practices of corporate governance, with measures ranging from informal advice to more formal governance training.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has not developed a written position description for the CEO, however, since the CEO is also on the Board, the Board is able to delineate the role and responsibilities of the CEO in an open and efficient manner. The CEO has significant experience in the public company sector as a shareholder, director and CEO and provides strong leadership and direction to the Company. The Board also provides advice and guidance as required.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

While the Company does not currently have a formal orientation and education program for new recruits to the Board, the Company has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Company, as well as information on the Company’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Company’s particular circumstances, including the size of the Company, limited turnover of the directors and the experience and expertise of the members of the Board.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for the directors of the Company. The Company encourages directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Company has the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Company has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the “ Code”).

(i)	disclose how a person or company may obtain a copy of the code;

Each director, officer and employee of the Company has been provided with a copy of the Code and a copy of the Code may be obtained from the Company’s website at www.draganfly.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All suspected Code violations, or potential Code violations, will be investigated. The Audit Committee Chairperson and the Chief Executive Officer will decide on the most appropriate method of investigation in each instance and may seek the assistance of external legal advisors, accountants, or other advisors. To the extent possible, investigators will keep information and reports related to investigations confidential, subject to the need to conduct a full and impartial investigation, to comply with law and to remedy Code violations and monitor compliance.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (British Columbia), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Code as well as the board committee policies encourage and promote a culture of ethical business conduct. Compliance of the Board with such measures and principles also promotes a culture of ethical business conduct throughout the Company.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Company currently does not have any official procedure by which the Board identifies new candidates for Board nomination. Prospective candidates are routinely identified and assessed by the Nominating and Corporate Governance Committee and recommended to the Board for appointment.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is comprised of three (3) independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The purpose of the Nominating and Corporate Governance Committee is to: (i) identify and recommend to the Board individuals qualified to be nominated for election to the Board; (ii) recommend to the Board the members and Chair for each Board committee; and (iii) develop and recommend corporate governance principles for the Board of the Company.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See “ Statement of Executive Compensation – Compensation Components” .

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Kim G.C. Moody and Denis Silva, all of whom were affirmatively determined by the Board to be independent (outside, non-management) directors, other than Scott Larson, the former President of the Company. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration for companies within the Company’s peer group.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee’s responsibilities are:

a)	reviewing and making recommendations to the Board with respect to the overall compensation strategy and policies for directors, officers and employees of the Company, including executive officer and management compensation criteria, corporate and personal goals and objectives;

b)	reviewing and making recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommending to the Board the compensation level of the Chief Executive Officer based on this evaluation;

c)	reviewing and making recommendations to the Board with respect to the compensation of the Chairman of the Board;

d)	reviewing and making recommendations to the Board with respect to the annual compensation of all other executive officers and directors of the Company;

e)	reviewing and making recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the Chief Executive Officer and other senior executive officers;

f)	administering the Company’s Share Compensation Plan, and any other Stock Option Plan, Restricted Share Unit Plan or Deferred Share Unit Plan that may be in effect from time to time, in accordance with the terms of such plans;

g)	making recommendations to the Board with respect to the Company’s incentive compensation and equity-based plans that are subject to Board approval;

h)	reviewing and approving the annual public disclosure in the information circular relating to executive compensation of the Company;

i)	reviewing the results of the annual CEO evaluation prior to submission to the Nominating and Corporate Governance Committee and the Board;

j)	reviewing and making recommendations regarding the form of annual CEO evaluation questionnaire; and

k)	reviewing and reassessing the adequacy of this charter on an annual basis.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

The Company has no other committees aside from the Audit, Compensation and Nominating and Corporate Governance Committees.

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The role of the Nominating and Corporate Governance Committee is, among other things, to assess the effectiveness of the Board, its committees and its directors. Currently, no assessment of the directors’ efficiency and contribution is done on a regular basis.

10.	Director Term Limits and Other Mechanisms of Board Renewal.

The Company has not adopted term limits for its directors or other mechanisms of Board renewal. The Company is aware of the positive impacts of bringing new perspectives to the Board, and therefore does occasionally add new members, however, it values continuity on its Board of Directors and the in-depth knowledge of Company held by those members who have a long standing relationship with the Company.

11.	Policies Regarding the Representation of Women on the Board.

The Company has not adopted a written policy relating to the selection of women directors. The Company does, however, appreciate the value of a diverse Board of Directors and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of its shareholders. No specific quota for gender representation on the Board has been adopted so as to allow the Human Resources and Corporate Governance Committee to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on gender, which also helps avoid creating situations where one might think that a person was not retained based solely on that criterion.

12.	Consideration of the Representation of Women in the Director Identification and Selection Process.

When the Nominating and Corporate Governance Committee recommends candidates for director positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates. It also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Board to perform efficiently and act in the best interest of the Company and its stakeholders. The Company is aware of the benefits of diversity both on the Board and at the executive level, and therefore female representation is one among the factors taken into consideration during the search process to fill leadership roles within the Company.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments.

The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character when considering new potential candidates for executive officer positions.

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions.

The Company has not imposed quotas or targets regarding the representation of women on the Board and in executive officer positions. The Board believes that imposing quotas or targets regarding the representation of women in executive officer positions would compromise the principles of meritocracy and its overall philosophy of equal opportunity and diversity. However, the Board does understand and appreciate the importance of gender equality and diversification and considers this when recruiting for a Board appointment or executive officer position.

15.	Number of Women on the Board and in Executive Officer Positions.

Assuming all of the proposed director nominees are elected at the Meeting, none of the directors of will be women. There is presently one woman, Deborah R. Greenberg, serving as an executive officer, representing 25% of the Company’s executive officers.

APPENDIX A

to

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Subject to the constating documents of Draganfly Inc. (the “ Company”) and applicable law, the Board of Directors of the Company (the “ Board”) has a responsibility for the stewardship of the Company, including: the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

The Board’s fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company’s strategic direction.

COMPOSITION

A majority of the Board shall be “ Independent Directors” (as defined in the Definitions section of this Charter), taking into account the rules and regulations of any securities regulatory authorities and/or stock exchanges that may be applicable to the Company.

The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Corporate Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

DUTIES AND RESPONSIBILITIES

1.	A principal responsibility of the Chairman of the Board (the “ Chairman”) will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman need not be independent of management.

2.	The Board will ensure that proper limits are placed on management’s authority.

3.	In conjunction with each annual general meeting, the Board shall:

(a)	appoint a Chairman;

(b)	appoint the senior officers of the Company and approve the senior management structure of the Company; and

(c)	appoint committees of the board, including a Compensation Committee, a Nominating and Corporate Governance Committee, and an Audit Committee. In due course and when considered appropriate, the Board may establish additional committees.

4.	The Board will ensure that it adopts and maintains appropriate mandates, charters and position descriptions for the Board, the Chairman, the Chief Executive Officer (the “ CEO”), the committee chairs, as well as for the committees themselves;

5.	The Board shall be responsible for monitoring the performance of the CEO and determining the compensation of the CEO (upon recommendation by the Compensation Committee). The Board will receive reports and recommendations from the Compensation Committee on both CEO performance and compensation in connection therewith;

6.	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters; and

7.	The Board shall meet not less than four times during each fiscal year. The Board will also meet at any other time at the call of the Chairman or any director, subject to the constating documents of the Company.

Management Oversight

The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:

(a)	appointing the CEO as the Company’s business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the CEO’s individual performance;

(b)	developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives; and

(c)	developing a position description for the CEO and reviewing performance against such description.

The foregoing responsibilities will be carried out with the assistance of, and taking into account the recommendations of, the Compensation Committee.

Strategic Planning Process and Risk Management

1.	The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

2.	The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual corporate objectives for the Company, which are to be reviewed and approved not less than annually, by the Board.

3.	The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

4.	The Board will provide guidance to the CEO and senior management team with respect to the Company’s ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

Internal Controls and Management Information Systems

Through the CEO and Chief Financial Officer, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS

1.	The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

(a)	effective means to enable shareholders to communicate with senior management and the Board; and

(b)	effective channels by which the Company may interact with analysts and the public.

2.	The Board will review and if necessary, approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form and any prospectuses that may be issued.

3.	The Board will establish and maintain a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

4.	All directors will have open access to the Company’s senior management.

5.	The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

SUCCESSION PLANNING

The Board will regularly consider and develop succession plans for the Chairman, CEO and senior management personnel.

BOARD INDEPENDENCE

The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include the institution of regular meetings of independent directors at every quarterly Board meeting (but at least twice per year), without the presence of management.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Nominating and Corporate Governance Committee, in conjunction with the Chairman and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program.

The Board will assist the Nominating and Corporate Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

1.	Approve all significant acquisition plans and oversee the establishment of priorities for the allocation of funds and financing to various acquisitions.

2.	Approve all single expenditure items proposed by the Company as required in the Company’s Spending Policy.

3.	Approve any policy for hedging.

4.	Approve any policy for management of foreign currency risk.

5.	Approve the annual budget.

6.	Attend, prepare for, and be actively involved in, regular Board meetings and, if applicable, Board committee meetings.

7.	With the assistance of the Nominating and Corporate Governance Committee, develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

8.	Adopt and monitor, through the Nominating and Corporate Governance Committee, a formal “ Code of Business Conduct and Ethics” that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of the Company.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“ Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company.

“ Family Member” means a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.

“ Independent Director” means a director that is “ independent” as the term is defined in both National Instrument 52-110 - Audit Committees (“ NI 52-110”) and Nasdaq Rule 5605(a)(2), as each may be amended from time to time, and being a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(a)	a director who is, or at any time during the past three years was, employed by the Company;

(b)	a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation,

Provided, however, that in addition to the requirements contained in this paragraph (b), audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2).

(c)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(d)	a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.

(e)	a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(f)	a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

Adopted by the Board on October 30, 2019, and amended April 14, 2021.